FOR IMMEDIATE RELEASE

Contacts:
Peter Cauley	Tom Giantsopoulos
Chief Financial Officer	Corporate Communications
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 271	905-415-0310 ext. 153
pcauley@datamirror.com	tgiantsopoulos@datamirror.com

DataMirror Announces Record First Quarter Results

TORONTO and SANTA CLARA, Calif., May 25, 2005 – DataMirror Corporation (NASDAQ: DMCX — News; TSX: DMC — News ), a leading real-time data integration company, today announced its financial results for the first quarter ended April 30, 2005. Please note that the Company changed its reporting currency to U.S. dollars effective February 1, 2005, accordingly all figures are in U.S. dollars unless stated otherwise. Comparative U.S. dollar financial statements for all the quarters of the fiscal year ended January 31, 2005 are included at the end of this press release.

Revenue for the first quarter rose 9 percent to a record Q1 level of $10.8 million from $9.8 million for the quarter ended April 30, 2004. License revenue increased 27 percent to $4.7 million, up from $3.7 million in the first quarter last year. GAAP net income was $800,000 or $0.08 per diluted share in Q1 F2006, compared to a net loss of $620,000 or ($0.05) per diluted share in Q1 last year. Cash flow from operations was $4.3 million, up from $1.5 million in Q1 last year. Cash, cash equivalents, and short-term investments stood at $33.3 million or $3.89 per common share outstanding at the end of the quarter.

“DataMirror delivered a record first quarter, with good license revenue growth, great cash flow and improved earnings, from the building momentum of our solutions.”, Nigel Stokes, DataMirror CEO commented. “Our refocused effort on partnering with clients to deliver innovative business solutions that continuously transform data into information is beginning to show results. More than 2,000 clients are releasing new business potential and gaining tangible competitive advantage with DataMirror. In today’s economy the best companies compete and win in real-time.”

Highlights:

•	License revenue growth of 27 percent compared to Q1 last year, operating cash flow of $4.3 million;

•	New partnership with BusinessObjects to bring the power of DataMirror’s real-time data integration solutions to BusinessObjects(TM) XI and deliver comprehensive real-time BI solutions to mid-market and Fortune 500 customers;

•	New partnership with The Normandy Group, to offer real-time data integration, business continuity, and regulatory compliance solutions to Normandy Group clients. The partnership will leverage DataMirror’s solutions to extend The Normandy Group’s business intelligence, business process, and enterprise resource planning business practices. The Normandy Group is a Cognos Pinnacle Partner and was recently named ScanSource Partner of the Year;

•	Successful completion of our substantial issuer bid that returned Cdn. $20 Million to shareholders who tendered to the offer;

•	Signed repeat business with 88 existing clients and signed 30 new clients, with two transactions greater than $500,000;

•	Tripled the performance of our innovative and comprehensive mainframe real-time data integration solution. DataMirror mainframe clients include leading companies in the retail, manufacturing, pharmaceutical, and financial services sectors that use TS 4.7 for z/OS to solve business problems that call for data to be distributed between diverse systems in real-time.

Business Outlook:

“Business visibility for DataMirror is improving,” continued Mr. Stokes. “We finished Q1 with increased demand that we expect to continue both in Q2 and throughout fiscal 2006. I am proud of the integrity, passion and innovation of the DataMirror team and thank all of them for their focused commitment to the success of DataMirror.”

Management offers the following outlook for the full fiscal year, ending January 31, 2006 and for the second quarter ending July 31, 2005:

•	For the 2006 fiscal year, the Company expects revenue to grow 10%-15% and be in the range of $45.0 to $47.0 million with GAAP, diluted, net income in the range of $0.33 to $0.37 per share.

•	In the second quarter of fiscal 2006, the Company expects revenue to grow year over year by 10%-15% and be in the range of $10.8 to $11.3 million with GAAP, diluted, net income in the range of $0.09 to $0.12 per share.

These estimates assume a tax rate of 45 percent and include the expensing of stock options.

DataMirror management will hold a webcast and conference call to present the results for the first quarter and to outline the prospects for the business going forward at 5:00 p.m. EST today, May 25, 2005.

The conference call can be accessed via audio webcast at http://www.datamirror.com/investors. Participants should call 1-800-361-0912 using passcode 8178084. An online presentation is available by visiting https://datamirror.webex.com/datamirror and selecting the meeting “DataMirror Announces First Quarter Results”. A replay of the conference call will be available at 8:00 p.m. EST via the DataMirror web site or by dialing 1-888-203-1112 using passcode 8178084.

About DataMirror

DataMirror (NASDAQ: DMCX — News; TSX: DMC — News), a leading provider of real-time data integration, protection and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data. DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate information changes throughout the enterprise. DataMirror helps clients make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada and has offices around the globe. For more information, visit www.datamirror.com.

# # #

“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. All rights reserved. DataMirror is a registered trademark of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

DataMirror Corporation
Consolidated Statements of Income (Loss)
(Thousands of US$, except per share data - unaudited)

	Three Months Ended
	April 30,
	2005	2004
Revenue
Licence	$4,683	$3,681
Maintenance	5,336	5,052
Services	731	1,112

	10,750	9,845

Cost of revenue
Licence	45	47
Maintenance and services	2,088	2,556

	2,133	2,603

Gross margin	8,617	7,242

Operating expenses
Selling and marketing	3,096	4,087
Research and development	1,984	2,033
General and administration	1,847	1,484
Stock-based compensation	56	84
Amortization of intangibles	404	595

	7,387	8,283

Operating income (loss)	1,230	(1,041)
Investment income, net	220	140

Income (loss) before income taxes	1,450	(901)
Income tax expense (recovery)	650	(281)

Net income (loss)	$800	($ 620)

Earnings (loss) per share
Basic	$0.08	($ 0.05)
Fully diluted	$0.08	($ 0.05)
Weighted average number of
shares outstanding (000's)
Basic	9,702	11,372
Fully diluted	9,756	11,372

DataMirror Corporation
Consolidated Balance Sheets
(Thousands of US$ - unaudited)

	April 30,	January 31,
	2005	2005
Assets
Current assets
Cash and cash equivalents	$33,320	$7,687
Short-term investments	0	38,707
Accounts receivable	4,402	8,055
Prepaid expenses	1,406	1,328
Future income taxes	2,248	2,426

	41,376	58,203
Capital assets	2,699	2,754
Future income taxes	84	0
Intangibles	1,911	2,344
Goodwill	4,112	4,180

	$50,182	$67,481

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,901	$2,989
Deferred revenue	16,746	17,838
Income taxes payable	958	750

	20,605	21,577
Future income taxes	0	83

	20,605	21,660

Shareholders' Equity
Share capital
Common shares (April 30, 2005 - 8,555,732
January 31, 2005 - 10,555,966)	32,854	42,250
Deficit	(9,675)	(2,953)
Contributed surplus	932	876
Cumulative translation adjustment	5,466	5,648

	29,577	45,821

	$50,182	$67,481

DataMirror Corporation
Consolidated Statements of Cash Flows
(Thousands of US$ - unaudited)

	Three Months Ended
	April 30,
	2005	2004
Cash provided by (used in)
Operating activities
Net income (loss)	$800	($ 620)
Add (deduct) items not affecting cash:
Amortization of capital assets	223	217
Amortization of intangibles	404	595
Stock-based compensation	56	84
Future income taxes	(28)	(134)
Investment tax credits	0	(46)

	1,455	96
Changes in non-cash working capital balances	2,866	1,399

	4,321	1,495

Investing activities
Capital asset additions	(213)	(219)
Sale of short-term investments	38,749	24,447
Investment in Idion	0	(72)

	38,536	24,156

Financing activities
Capital lease payments	0	(14)
Issuance of share capital	10	489
Repurchase of share capital	(16,928)	(305)

	(16,918)	170

Effect of exchange rate changes
on cash and cash equivalents	(306)	(848)

Increase in cash and cash equivalents	25,633	24,973
Cash and cash equivalents
Beginning of period	7,687	7,009

End of period	$33,320	$31,982

DataMirror Corporation
Consolidated Statements of Income (Loss)
(Unaudited - thousands of US$, except per share data)

					Year
	Quarter Ended				Ended
	30-Apr-04	31-Jul-04	31-Oct-04	31-Jan-05	31-Jan-05
Revenue
Licence	$3,681	$4,079	$4,271	$5,454	$17,485
Maintenance	5,052	4,986	5,042	5,165	20,245
Services	1,112	767	885	724	3,488

	9,845	9,832	10,198	11,343	41,218

Cost of revenue
Licence	47	48	46	51	192
Maintenance and services	2,556	2,199	2,232	2,157	9,144

	2,603	2,247	2,278	2,208	9,336

Gross margin	7,242	7,585	7,920	9,135	31,882

Operating expenses
Selling and marketing	4,087	3,842	3,425	3,803	15,157
Research and development	2,033	1,913	2,000	2,198	8,144
General and administration	1,484	1,637	1,629	2,078	6,828
Stock-based compensation	84	76	76	80	316
Amortization of intangibles	595	546	554	584	2,279

	8,283	8,014	7,684	8,743	32,724

Operating income (loss)	(1,041)	(429)	236	392	(842)
Investment income, net	140	202	223	217	782
Gain on sale of investment	0	5,466	0	0	5,466

Income (loss) before income taxes	(901)	5,239	459	609	5,406
Income tax expense (recovery)	(281)	1,368	218	399	1,704

	($620)	$3,871	$241	$210	$3,702

Basic earnings (loss) per share
Basic	($0.05)	$0.35	$0.02	$0.02	$0.34
Fully-diluted	($0.05)	$0.34	$0.02	$0.02	$0.33
Weighted average number
of shares (000's)
Basic	11,372	11,196	10,917	10,625	11,026
Fully-diluted	11,372	11,285	10,980	10,660	11,192

DataMirror Corporation
Consolidated Balance Sheets
(Unaudited - thousands of US$)

	Quarter Ended
	30-Apr-04	31-Jul-04	31-Oct-04	31-Jan-05
Assets
Current assets
Cash and cash equivalents	$31,982	$42,754	$4,932	$7,687
Short-term investments	0	0	41,063	38,707
Accounts receivable	4,776	6,041	6,821	8,055
Prepaid expenses	1,388	1,369	1,501	1,328
Future income taxes	1,654	1,798	2,310	2,426

	39,800	51,962	56,627	58,203
Capital assets	2,807	2,735	2,946	2,754
Investment tax credits recoverable	788	141	0	0
Investments	8,959	0	0	0
Intangibles	3,692	3,251	2,958	2,344
Goodwill	3,775	3,893	4,239	4,180

	$59,821	$61,982	$66,770	$67,481

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,572	$2,328	$2,697	$2,989
Deferred revenue	13,937	14,094	15,575	17,838
Income taxes payable	183	153	594	750
Current portion of capital lease obligations	9	0	0	0

	16,701	16,575	18,866	21,577
Future income taxes	456	345	234	83

	17,157	16,920	19,100	21,660

Shareholders' Equity
Share capital	46,004	44,191	43,283	42,250
Cumulative translation adjustment	329	2,288	6,266	5,648
Contributed surplus	644	720	796	876
Deficit	(4,313)	(2,137)	(2,675)	(2,953)

	42,664	45,062	47,670	45,821

	$59,821	$61,982	$66,770	$67,481

DataMirror Corporation
Consolidated Statements Of Cash Flows
(Unaudited - thousands of US$)

					Year
	Quarter Ended				Ended
	30-Apr-04	31-Jul-04	31-Oct-04	31-Jan-05	31-Jan-05
Cash provided by (used in)
Operating activities
Net income (loss)	($ 620)	$3,871	$241	$210	$3,702
Add (deduct) items not affecting cash:
Amortization of capital assets	217	228	231	343	1,019
Amortization of intangibles	595	546	554	584	2,279
Stock-based compensation	84	76	76	80	316
Future income taxes	(134)	(214)	(470)	(302)	(1,120)
Sale of investment in Idion	0	(5,466)	0	0	(5,466)
Investment tax credits recoverable	(46)	659	147	0	760

	96	(300)	779	915	1,490
Changes in non-cash working capital balances	1,399	(1,665)	537	1,834	2,105

	1,495	(1,965)	1,316	2,749	3,595

Investing activities
Capital asset additions	(219)	(71)	(200)	(190)	(680)
Sale of short-term investments	24,447	0	0	1,734	26,181
Purchase of short-term investments	0	0	(39,391)	0	(39,391)
Sale of investment in Idion	0	14,287	0	0	14,287
Investment in Idion	(72)	(1)	0	0	(73)

	24,156	14,215	(39,591)	1,544	324

Financing activities
Capital lease payments	(14)	(10)	0	0	(24)
Issuance of share capital	489	20	85	12	606
Repurchase of share capital	(305)	(3,527)	(1,771)	(1,513)	(7,116)

	170	(3,517)	(1,686)	(1,501)	(6,534)

Effect of exchange rate changes
on cash and cash equivalents	(848)	2,039	2,139	(37)	3,293

Increase (decrease) in cash
and cash equivalents	24,973	10,772	(37,822)	2,755	678
Cash and cash equivalents
Beginning of period	7,009	31,982	42,754	4,932	7,009

End of period	$31,982	$42,754	$4,932	$7,687	$7,687